SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 08 March, 2024

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Directorate Change dated 08 March 2024

Exhibit 1.1

BP p.l.c. (the "Company")

8 March 2024

Non-executive director retirements

BP p.l.c. announces that Paula Reynolds and Sir John Sawers will be retiring from the Board at the conclusion of the 2024 annual general meeting of the Company on 25 April 2024 having both served for nine years on the Board.

Appointment of Senior Independent Director

In accordance with UK Listing Rule 9.6.11, BP p.l.c. announces that Dame Amanda Blanc will be appointed as senior independent director with effect from the conclusion of the annual general meeting of the Company on 25 April 2024.

Dame Amanda joined the board as a non-executive director on 1 September 2022. She is a member of both the people and governance committee and the remuneration committee.

Appointment of Remuneration Committee chair

In accordance with UK Listing Rule 9.6.11, BP p.l.c. announces that Tushar Morzaria will be appointed as chair of the remuneration committee, on an interim basis, with effect from the conclusion of the Annual General meeting of the Company on 25 April 2024.

Mr Morzaria joined the Board as a non-executive Director on 1 September 2020. He is chair of the audit committee and a member of the remuneration Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 08 March 2024
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary